Exhibit 99

April 9, 2024

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir/ Madam,

Sub: Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI LODR Regulations”)

Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, it is hereby informed that, a penalty of Rs.0.75 crore has been imposed on the Bank by Deputy Commissioner of State Tax, Mumbai for matter/s mentioned in the below table.

The details as required to be provided as per sub-para 20 of Para A of Part A of Schedule III of SEBI LODR Regulations are as follows:

Sr. no	Particulars	Details

1.	Name of the authority	Deputy Commissioner of State Tax, Mumbai

2.	Period Involved	F.Y. 2018-19

3.	Nature and details of the action(s) taken, initiated or order(s) passed	Disallowance of input tax credit -Order passed under section 73 (10) of CGST Act

4.	Date of receipt of direction or order, including any ad-interim or interim orders, or any other communication from the authority.	08-April-2024

5.	Details of the violation(s)/contravention(s) committed or alleged to be committed	Alleged excess availment of input tax credit

6.	Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	Rs.2.40 crore (includes tax, interest and penalty)

The Bank is evaluating appropriate legal remedy, including appeal, as per law.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Company Secretary